

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



FORM 11-K

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

- OR -

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-6075

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

UNION PACIFIC CORPORATION
1400 DOUGLAS STREET
OMAHA, NEBRASKA 68179

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

CHICAGO AND NORTH WESTERN RAILWAY COMPANY PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

Date ___June 24, 2005___ By

June 24, 2005

Barbara W. Schaefer, Senior Vice President – Human Resources, Union Pacific Corporation

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-10797 and No. 333-106708 of Union Pacific Corporation on Form S-8 of our report dated June 24, 2005, appearing in this Annual Report on Form 11-K of the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program for the year ended December 31, 2004.

DELOITTE & TOUCHE LLP

Omaha, Nebraska
June 24, 2005

Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program

Financial Statements as of December 31, 2004 and 2003 and for the Years Then Ended, Supplemental Schedule as of December 31, 2004 and Independent Auditors' Report

CHICAGO AND NORTH WESTERN RAILWAY COMPANY PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEARS THEN ENDED:	
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-8
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2004:	
Form 5500, Schedule H, Part IV, Line 4(i) – Schedule of Assets Held at End of Year	9

Additional supplemental schedules required by the Employee Retirement Income Security Act of 1974 are disclosed separately in Master Trust reports filed with the Department of Labor or are omitted because of the absence of the conditions under which they are required.



Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 342 1820
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Chicago and North Western Railway Company
Profit Sharing and Retirement Savings Program

We have audited the accompanying statements of net assets available for benefits of the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program (the Program) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Program's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Program's management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 24, 2005

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
Investments:		
Program interest in Master Trusts (Notes 2 and 3)	$ 126,683,333	$ 121,122,266
Participant Loans	851,077	940,142
Net assets available for benefits	$ 127,534,410	$ 122,062,408

The accompanying notes are an integral part of these financial statements.

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS TO NET ASSETS ATTRIBUTED TO:		
Investment income:		
Program interest in Master Trusts investment income (Note 3):		
Net appreciation in fair value of investments	$ 8,009,199	$ 18,674,356
Interest and dividends	3,229,473	2,826,458
Interest on participant loans	49,955	62,660
Total	11,288,627	21,563,474
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:		
Distributions to participants	5,816,625	10,186,552
NET INCREASE	5,472,002	11,376,922
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	122,062,408	110,685,486
End of year	$ 127,534,410	$ 122,062,408

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTION OF PROGRAM

The following description of the Chicago and North Western Railway Company Profit Sharing and Retirement Savings Program (the Program) is provided for general information only. Participants should refer to the Program document for more complete information.

General – The Program was initially established to provide retirement benefits to eligible employees of Chicago and North Western Railway Company (the Company) and other common control employers who adopt the Program. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Effective December 31, 1995, the Program was frozen and future contributions are not permitted.

Contributions – The Program was frozen effective December 31, 1995. No new participants or contributions were allowed in the Program after December 31, 1995.

Loans to Participants – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the respective investment funds from (to) the Loan Fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear a fixed rate of interest set by the Program administrator based on interest rates being charged on similar loans. Interest rates on loans currently outstanding range from 4.00% to 9.50%. Principal and interest is paid ratably, generally through monthly payroll deductions.

Participant Accounts – Each participant's account is credited with an allocation of the Program's earnings (losses) based on the type of investments selected and their performance. Allocations are based on each participant's account balance by investment type. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting – Participants at all times have a 100% vested interest in their accounts.

Payment of Benefits – Under the terms of the Program, benefits are to be paid in the form of a joint and survivor annuity. Assets of a participant's account may, as determined by the participant (with spousal consent when required), be paid to him/her in a lump sum. In order to provide a joint and survivor annuity (or single life annuity where spousal consent is obtained or there is no spouse), assets of the participant's account are transferred to the Chicago and North Western Railway Company Supplemental Pension Plan for payment of the annuity. The annuity may, at the option of the Program Administrator, be purchased from a third party institution or paid from the assets of the Supplemental Pension Plan. A Required Minimum Distribution Option is available at age 70½.

Plan Administration – The Program is administered by the Senior Vice President, Human Resources, of Union Pacific Corporation (the Corporation). All administrative expenses of the Program are paid by the Corporation, except investment management fees which are netted against investment earnings.

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2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The financial statements were prepared in accordance with the financial reporting requirements of ERISA as permitted by the Securities and Exchange Commission's amendments to Form 11-K adopted during 1990.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Program utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition – Investments in the Union Pacific Common Stock Fund, Vanguard Wellington Fund, Vanguard Windsor Fund, Vanguard Windsor II Fund, Vanguard Small-Cap Index Investment Fund, Vanguard 500 Index Fund, Vanguard U.S. Growth Fund, Vanguard International Growth Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Growth Fund, Vanguard LifeStrategy Income Fund, Vanguard LifeStrategy Moderate Growth Fund, Vanguard Mid-Cap Index Fund, Vanguard Total Stock Market Investment Fund, and the Vanguard Total Bond Market Index Fund are valued at fair value as determined by quoted market prices.

Investments in the Vanguard Prime Money Market Fund are valued at estimated fair value as determined by Vanguard Fiduciary Trust Company (VFTC). Investments in the Union Pacific Fixed Income Fund are valued at contract value. Participant loans are valued at their carrying value, which approximates fair value.

Dividend income is recorded as of the ex-dividend date. Interest income is recorded on the accrual basis. Security transactions are recorded as of the trade date.

Payment of Benefits – Benefits are recorded when paid.

Reclassifications – Certain prior year amounts have been reclassified to conform to the 2004 financial statement presentation. These reclassifications had no effect on previously reported changes in net assets available for benefits.

3. MASTER TRUST

At December 31, 2004 and 2003, the Program participated in Master Trusts with other retirement plans administered by the Corporation. A Master Trust has been established for the purpose of investing in the Union Pacific Fixed Income Fund (Master Trust A). Another Master Trust has been established for the purpose of investing in all other investment options (Master Trust B). The investment assets of the Master Trusts are held at VFTC. Use of the Master Trusts permits the commingling of the trust assets of a number of benefit plans of the Corporation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trusts, VFTC maintains supporting records for the purpose of allocating the net investment income (loss) of the investment accounts to the various

participating plans. The investment valuation methods for investments held by the Master Trusts are discussed in Note 2. The Program's interests in the Master Trusts, as a percentage of net assets held by the Master Trusts, are presented in the following tables as of December 31, 2004 and 2003:

Master Trust A	2004	2003
Investments at contract value:		
Guaranteed investment contracts	$ 385,622,409	$ 376,847,260
Program's portion of investments	$ 33,134,018	$ 32,950,877
Portion allocated to the Program	8.59 %	8.74 %

Master Trust B	2004	2003
Investments at fair value as determined by quoted market price:		
Common stocks	$ 157,255,108	$ 173,961,166
Mutual funds	596,284,105	508,619,939
	753,539,213	682,581,105
Investments at estimated fair value:		
Mutual funds	12,015,731	14,836,301
	12,015,731	14,836,301
Investments in Master Trust B	$ 765,554,944	$ 697,417,406
Program's portion of investments	$ 93,549,315	$ 88,171,389
Portion allocated to the Program	12.22 %	12.64 %

Investment income for the Master Trusts for the years ended December 31, 2004 and 2003 is as follows:

	2004	2003
Master Trust A investment income:		
Total interest income of Master Trust A	$ 15,558,617	$ 16,893,268
Program's portion of Master Trust A investment income	$ 1,394,050	$ 1,619,859

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Master Trust B investment income:	2004	2003
Net appreciation (depreciation) in fair value of investments:		
Investments at fair value as determined by quoted market price:		
Common stocks	$ (5,671,338)	$ 26,036,870
Mutual funds	49,072,188	92,414,475
	43,400,850	118,451,345
Interest and dividends	16,830,882	10,496,538
Total investment income of Master Trust B	$ 60,231,732	$ 128,947,883
Program's portion of Master Trust B investment income	$ 9,844,622	$ 19,880,955

While the Plan participates in the Master Trusts, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant has elected to invest. Therefore, the investment income (loss) of the Master Trusts may not be allocated evenly among the plans participating in the Master Trusts.

Master Trust A invests in fully benefit-responsive guaranteed investment contracts. These contracts are valued at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yields under these contracts were 4.08% and 4.67% at December 31, 2004 and 2003, respectively. The crediting interest rates for the years ended December 31, 2004 and 2003 ranged from 1.93% to 7.69% and 2.50% to 7.69%, respectively.

4. **TAX STATUS**

The Program has obtained a tax determination letter dated July 1, 2003, in which the Internal Revenue Service stated that the Program, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. With respect to the operation of the Program, Program management is aware of certain operational defects which could adversely affect the tax-exempt status of the Program. These operational defects are being corrected through the use of the Voluntary Correction Program (VCP). Submission to the VCP was made on July 30, 2002 and a compliance letter was received for this filing on June 9, 2003. Another VCP filing was made on September 29, 2003 and a letter was received for this filing on September 22, 2004. Therefore, no provision for income taxes has been included in the Program's financial statements.

5. **PROGRAM TERMINATION**

Although it has not expressed any intent to do so, the Union Pacific Railroad Company (UPRR), Program sponsor, has the right under the Program, at any time, to terminate the Program subject to the provisions of ERISA. Regardless of such actions, the principal and income of the Program remains for the exclusive benefit of the Program's participants and beneficiaries. The UPRR may direct VFTC either to distribute the Program's assets to the participants, or to continue the trust and distribute benefits as though the Program had not been terminated.

6. RELATED PARTY TRANSACTIONS

Program investments include the Union Pacific Common Stock Fund which is invested in the common stock of the Corporation. The Corporation is the parent holding company of the Program sponsor and, therefore, these transactions qualify as party-in-interest transactions.

The Program also invests in various funds managed by VFTC. VFTC is the Trustee as defined by the Program and, therefore, these transactions qualify as party-in-interest transactions.

CHICAGO AND NORTH WESTERN RAILWAY COMPANY
PROFIT SHARING AND RETIREMENT SAVINGS PROGRAM

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i)
SCHEDULE OF ASSETS HELD AT END OF YEAR
DECEMBER 31, 2004

Column B	Column C	Column E
Identity of Issue or Borrower, Lessor or Similar Party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value	Current Value
* Participant Loans	Rates of 4.0% to 9.5%, various maturity dates	$851,077

* Represents a party-in-interest.

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